Delcath Systems, Inc.

1633 Broadway, Suite 22C

New York, New York 10019

January 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Delcath Systems, Inc.

Registration Statement on Form S-1 (File No. 333-235751)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Delcath Systems, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:01pm, Eastern Standard Time, on January 8, 2020, or as soon as practicable thereafter.

Please call John D. Hogoboom of Lowenstein Sandler LLP at (973) 597-2382 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

U.S. Securities and Exchange Commission

January 6, 2020

Very truly yours,

DELCATH SYSTEMS, INC.

By:	/s/ Barbra Keck

Name:	Barbra Keck

Title:	Chief Financial Officer